UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 24, 2021

KANSAS CITY SOUTHERN
(Exact name of registrant as specified in its charter)

Delaware	1-4717	44-0663509
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	file number)	Identification Number)

427 West 12th Street, Kansas City, Missouri 64105
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:
(816) 983-1303

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Preferred Stock, Par Value $25 Per Share, 4%, Noncumulative	KSU	New York Stock Exchange
Common Stock, $.01 Per Share Par Value	KSU	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously reported, on March 21, 2021, Kansas City Southern (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Canadian Pacific Railway Limited (“Canadian Pacific”). In connection with the transactions contemplated by the Merger Agreement, on March 24, 2021, The Kansas City Southern Railway Company, a subsidiary of the Company, entered into an agreement (each, a “Letter Agreement”) with each of Patrick Ottensmeyer, President and Chief Executive Officer, Michael Upchurch, Executive Vice President and Chief Financial Officer, Jeffrey Songer, Executive Vice President and Chief Operating Officer, Brian Hancock, Executive Vice President and Chief Innovation Officer and Michael Naatz, Executive Vice President and Chief Marketing Officer (each, a “Covered Executive”).

The Letter Agreements revise certain terms of the existing severance agreements with the Covered Executives, including: (1) providing that the protection period for enhanced change in control severance (the “CIC Protection Period”) will run from the date that the Mergers (as defined in the Merger Agreement) occur through the two year anniversary of the date that Canadian Pacific takes control of the Company (the “Control Date”); (2) clarifying that for purposes of determining a Covered Executive’s pro-rata bonus and target bonus component of cash severance, the “target award” will be the greater of the target award for the calendar year in which the Covered Executive’s employment is terminated and the target award for the calendar year in which the change in control occurs and (3) for Mr. Upchurch, establishing the multiple applicable to the base salary and target bonus components of his severance during the CIC Protection Period at three (3) times. In addition, in consideration of certain acknowledgements from the Covered Executives that the occurrence of the Mergers will not, in and of itself, constitute “Good Reason” under the Covered Executives’ severance agreements and that the non-competition period under the severance agreements for each of the Covered Executives other than Mr. Songer will be extended from one to two years, the Letter Agreements provide that in the event that a Covered Executive receives any payments or benefits that are subject to tax under Section 4999 of the Internal Revenue Code, as amended the Covered Executive will receive a payment that puts the Covered Executive in the same after-tax position as though such tax did not apply.

In connection with its efforts to promote retention and incentivize the completion of the Mergers, on March 25, 2021, the Company granted retention awards in the amount of $1,590,000; $811,500; $807,000; $763,500 and $763,500 to each of Messrs. Ottensmeyer, Upchurch, Songer, Hancock and Naatz, respectively. Each award will vest and become payable in two installments: (1) 25% on the earlier of (a) the date on which the Mergers occur and (b) December 21, 2021, and (2) 75% on the earlier of (a) ninety (90) days after the Control Date and (b) March 31, 2023, subject, in each case, to the Covered Executive’s continued employment through the applicable vesting dates; provided, however, that if the Covered Executive experiences a qualifying termination, then the Covered Executive will be entitled to any then unpaid portion of the Covered Executive’s award.

The foregoing descriptions of the Letter Agreements and the retention awards are qualified in their entirety by reference to the form of Letter Agreement and form of Retention Award Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, herewith and are incorporated by reference herein.

Item 5.03     Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On March 27, 2021, the Company’s Board of Directors amended Section 2 of Article III of the Company’s bylaws to allow the Board to consent to nominations of directors who would have otherwise been ineligible to be nominated for election to the Board as a result of such individual being at or above the retirement age (75) prior to the annual meeting at which such elections are to occur. A copy of the Company’s Bylaws is filed as Exhibit 3.2 herewith and is incorporated by reference herein.

Item 9.01     Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
3.2	Kansas City Southern Bylaws, as amended and restated effective March 27, 2021
10.1	Form of Letter Agreement, dated March 24, 2021
10.2	Form of Retention Award Agreement, dated March 25, 2021
104	Cover page information from Kansas City Southern’s Current Report on Form 8-K filed on March 30, 2021, formatted in iXBRL (Inline Extensible Business Reporting Language) and included as Exhibit 101.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern
Date: March 30, 2021

By:	/s/ Adam J. Godderz
Name:	Adam J. Godderz
Title:	Senior Vice President - Chief Legal Officer & Corporate Secretary